11015111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2011

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SEC FILE NUMBER
8-66971

FACING PAGE

Washington, DC 110

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Renaissance Institutional Management LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	New York	10022-7604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Silber (212)829-4490
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Silber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Renaissance Institutional Management LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

ERIN M. GARMONT
Notary Public, State of New York
No. 01GA6130230
Qualified in New York County
Commission Expires 07/11/13

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report

The Member
Renaissance Institutional Management LLC and Subsidiary
New York, New York

We have audited the accompanying consolidated statement of financial condition of Renaissance Institutional Management LLC and Subsidiary ("Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Renaissance Institutional Management LLC and Subsidiary as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 23, 2011

Renaissance Institutional Management LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2010	
Assets	
Cash and cash equivalents	**$ 5,678,923**
Due from parent	**5,601,172**
Prepaid expenses	**193,230**
Deposits	**403,154**
Fixed assets, net of accumulated depreciation and amortization of $622,108	**347,144**
Other	**19,030**
	$12,242,653
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	**$ 75,572**
Taxes payable	**121,734**
Deferred taxes	**4,478**
Deferred rent	**15,829**
Total liabilities	**217,613**
Commitments (Note 5)	
Member's equity	**12,025,040**
	$12,242,653

See accompanying notes to consolidated statement of financial condition.

1. Business

Renaissance Institutional Management LLC ("RIM") was formed under the laws of the State of Delaware on March 18, 2005 and commenced operations on November 1, 2005. RIM is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to the exemption in SEC Rule 15c3-3(k)(2)(i).

Renaissance Institutional Management (UK) Limited ("RIM UK"), a company incorporated in England and Wales and a wholly-owned subsidiary of RIM, is registered with the Financial Services Authority ("FSA") as an intermediary Securities and Futures Firm effective July 31, 2006. RIM UK commenced operations on June 21, 2006.

RIM engages in the private placement of securities and the solicitation and referral of clients and investors to Renaissance Technologies LLC ("Renaissance" or the "Parent"), an SEC registered investment adviser, and to private investment funds managed by the Parent. In exchange for its services, the Parent pays RIM placement fees. RIM is a wholly-owned subsidiary of the Parent.

RIM UK engages in the private placement of securities and the solicitation and referral of clients and investors to Renaissance.

2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition is presented in United States dollars and is presented in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of RIM and RIM UK (the "Company"). All intercompany balances have been eliminated.

Foreign Currency Translation

In the normal course of its operations, RIM UK enters into transactions denominated in foreign currencies. These transactions are recorded on the Company's consolidated financial statements at the exchange rate in effect when the transaction was executed.

Balances denominated in foreign currencies have been converted to United States dollars based on the exchange rate at December 31, 2010.

Cash and Cash Equivalents

As of December 31, 2010, the Company maintains cash balances at two global financial institutions, including two foreign branches.

The Company classifies cash held in money market accounts as cash equivalents.

Depreciation and Amortization

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives ranging from 3 to 7 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the term of the related lease.

Deferred Rent

Rent expense under operating leases is recorded on a straight-line basis over the lease term. Lease incentives, such as rent-free periods, are recognized on a straight-line basis over the term of the lease or until the first rent review date, whichever occurs first. Deferred rent represents the difference between rent charged on a straight-line basis and amounts paid under the terms of the lease.

Currency Risk

The Company maintains cash balances denominated in currencies other than the United States dollar. Accordingly, the Company is exposed to risks that fluctuations in exchange rates may have an adverse effect on the reported values of the Company's assets denominated in currencies other than the United States dollar.

Income Taxes

RIM is organized and operates as a limited liability company and for U.S. tax purposes, is considered a disregarded entity which is not subject to federal and state income taxes as a separate entity. As such, the Company does not file its own tax returns but includes its respective share of income (loss) in the tax return of the Parent.

Since the Parent is a partnership, it is their policy to comply with the provisions defined by Subchapter K of the Internal Revenue Code. Therefore, no federal income tax provision is required.

Income from sources outside the United States may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced. For U.K. tax purposes, current tax is measured at amounts expected to be paid using the tax rates and laws that have been enacted or substantively enacted as of the balance sheet date.

Deferred tax balances are recognized in respect of all timing differences that have originated but not reversed by the balance sheet date except that the recognition of deferred tax assets is limited to the extent that RIM UK anticipates making sufficient taxable profits in the future to absorb the reversal of the underlying timing differences.

The Company's management analyzes tax positions in accordance with U.S. GAAP accounting for income taxes, which requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. As of December 31, 2010, management concluded that

no provision is required.

Use of Estimates

The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results may differ from these estimates and those differences could be material.

3. Related Party Transactions

RIM receives fees from its Parent for its solicitation and referral of clients for affiliates. Fees receivable are recorded as due from Parent on the accompanying consolidated statement of financial condition.

RIM maintains an expense sharing agreement ("Agreement") with the Parent. The Parent pays operational costs on RIM's behalf which are recorded as a reduction of due from Parent on the accompanying consolidated statement of financial condition. In accordance with the Agreement, the Parent also pays certain expenses on RIM's behalf for which the Parent is not entitled to reimbursement. The net due from Parent at December 31, 2010 was $5,601,172.

The Parent sponsors a defined contribution 401(k) plan for its officers and full-time employees. The Parent matches on a four-to-one basis all contributions up to 8% of an employee's or officer's annual salary, subject to certain thresholds.

As of October 29, 2010 the defined contribution 401(k) plan was closed.

RIM UK sponsors a defined contribution pension plan for its director and full-time employees.

4. Fixed Assets, Net

Fixed assets, net at December 31, 2010 consist of the following:

	Estimated useful lives	Amount
Equipment	5 years	$ 295,851
Telecommunications	5 years	192,880
Software	3 years	65,200
Furniture and fixtures	7 years	111,508
Artwork	-	26,406
Leasehold improvements	Life of lease	277,407
		969,252
Less: Accumulated depreciation		(622,108)
		$ 347,144

5. Lease Commitment

Minimum annual rental expense for RIM UK office space under a non-cancellable operating lease consists of:

Year ending December 31,	
2011	$ 284,919
2012	284,919
2013	284,919
2014	284,919
2015	284,919
Thereafter	19,146
	$1,443,741

The lease contains provisions for additional costs based upon certain costs incurred by the lessor.

As of December 31, 2010, RIM UK had $401,274 of deposits and a deferred rent liability of $15,829 related to this lease commitment.

6. Value Added Tax

Included in other assets as of December 31, 2010 is $18,848 of value added tax receivable.

7. Regulatory Net Capital Requirements

As a registered broker dealer, RIM is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2010, the Company had regulatory net capital of $5,461,310 and a regulatory net capital requirement of $14,209. The Company's ratio of aggregate indebtedness to regulatory net capital was .04 to 1 at December 31, 2010.

As of December 31, 2010, RIM UK, an FSA registered intermediary Securities and Futures Firm, meets the initial capital, own funds and financial resources requirement of this agency.

8. Income Taxes

As of December 31, 2010, temporary differences resulted in deferred tax liabilities and were related to depreciation on fixed assets.

At December 31, 2010, RIM UK had taxes payable of $126,212.

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
Renaissance Institutional Management LLC and Subsidiary
New York, New York

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Renaissance Institutional Management LLC and Subsidiary ("Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

BDO

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Certified Public Accountants

New York, New York

February 23, 2011

Renaissance Institutional Management LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2010

BDO

Renaissance Institutional Management LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2010

Renaissance Institutional Management LLC and Subsidiary

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